Exhibit 99.1

      Solarfun Acquires Majority Stake in Silicon Wafer Producer

   Acquisition to Give Solarfun Wafer Production Capacity and Access
                   to Additional Polysilicon Supply

    SHANGHAI, China--(BUSINESS WIRE)--Aug. 1, 2007--Solarfun Power Holdings Co., Ltd. ("Solarfun") (NASDAQ: SOLF), an established manufacturer of both photovoltaic (PV) cells and modules in China, today announced that it has entered into an agreement to acquire a 52% equity interest in Jiangsu Yangguang Solar Technology Co. Ltd. ("Yangguang Solar") for approximately US$8 million from Nanjing Linyang Electric Power Investment Co., Ltd. ("Linyang Electric").

    Yangguang Solar, an early stage company, is engaged in silicon wafer production. It was founded by Jiangsu Zhongneng PV Technology Development Co., Ltd. ("Zhongneng"), a polysilicon supply company in China. Zhongneng sold a 70% equity interest in Yangguang Solar to Linyang Electric and a 30% interest to Lianyungang Suyuan Group Co, Ltd. ("Suyuan Group") in June, 2007.

    Solarfun's purchase of Yangguang Solar has the same price per equity interest and substantially the same terms as Linyang Electric's purchase from Zhongneng in June. Mr. Yonghua Lu, Solarfun's founder, significant shareholder, Chairman and Chief Executive Officer, owns a 70% equity interest in Linyang Electric. Both Linyang Electric and Suyuan Group own a minority equity interest in Zhongneng. Upon completion of the transaction in early August 2007, Solarfun will own 52% of Yangguang Solar, Linyang Electric will own 18% and Suyuan Group will own 30%.

    Yangguang Solar plans to commence operations in October 2007 with an annual production capacity of 15-20 MW of 5-inch silicon wafers. Total production in 2007 is expected to be 3-5MW. Yangguang Solar intends to install additional equipment to enable it to gradually move to 6-inch silicon wafer production in 2008. Total production capacity is expected to be 60-80MW in 2008, with expected annual production of 50-60MW.

    Yangguang Solar has secured 1,950 tons of polysilicon supply over a three-year period from Zhongneng. The agreement calls for delivery of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. Solarfun has the option to acquire all or any portion of the wafers produced by Yangguang Solar if the products meet Solarfun's testing standards.

    Zhongneng has agreed to provide Yangguang Solar a 3% discount to market price for all polysilicon purchased by Yangguang Solar over the three-year supply period and Yangguang Solar has similarly agreed to provide Solarfun a 3% discount to market price for all wafers purchased from Yangguang Solar by Solarfun, if any.

    This acquisition provides Solarfun with an additional source for silicon wafers, as well as strategic flexibility to expand into additional segments of the solar industry value chain in the future, while minimizing near-term capital requirements.

    "This acquisition is a very positive strategic development for Solarfun," said Mr. Yonghua Lu, Chairman and CEO of Solarfun. "It allows us to secure access to a steady supply of silicon wafers at a reasonable price. Moreover, in an industry where quality is paramount, competition intense, and raw materials often in short supply, acquiring Yangguang Solar ensures that we will be able to provide our customers with top quality products at a competitive price."

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Investor Relations, 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Cheick Camara, 212-618-1978
             ccamara@ChristensenIR.com